August 14, 2018

Via EDGAR and Email

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Volley

Re:	LendingClub Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 22, 2018
File No. 001-36771

Dear Mr. Volley:

This letter is being furnished by LendingClub Corporation (the “Company”) in response to comments contained in the letter dated July 20, 2018 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above captioned filing.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to those referenced in any headings or Staff comments. Set forth in italicized print below are the Staff’s comments followed by the Company’s responses.

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United States Securities and Exchange Commission
Division of Corporation Finance
August 14, 2018

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 1. Business

1.
We note your disclosure on page 94 that during the fourth quarter of 2017, the Company disaggregated “Loans” on the Consolidated Balance Sheets to separately present “Loans held for investment” and “Loans held for investment by the Company.” Additionally, the Company separately presented “Loans held for sale by the Company” from “Loans held for sale.” Please tell us and revise future filings to more clearly compare and contrast the loans presented as “Loans held for investment at fair value,” “Loans held for investment by the Company at fair value” and “Loans held for sale by the Company at fair value.” Your discussion should discuss the key underlying economic or business reasons for each presentation to allow an investor to better understand the fundamental differences between these different loan categories. To the extent these amounts are material, please separately quantify each type of loan included in each line item.

Response: The Company acknowledges the Staff’s request to more clearly compare and contrast the loans presented as “Loans held for investment at fair value,” “Loans held for investment by the Company at fair value” and “Loans held for sale by the Company at fair value.” The majority of the loans retained on the balance sheet comprise our standard program unsecured personal loans to prime borrowers that support the publicly available Member Payment Dependent Notes or the issuance of certificates to private investors. These notes and certificates are also reflected as liabilities on the Company’s consolidated balance sheet. The Company presents our loans under one of three captions to better align the assets to their associated liabilities, if any. Additionally, we believe this presentation allows for clearer identification of the loans in which the Company is exposed to market risk, interest rate risk, or credit risk.

Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, the Company included the following disclosure to more clearly compare and contrast the key underlying economic and business reasons for each presentation of the loan categories, as part of “Item 1. Notes to Condensed Consolidated Financial Statements – 1. Basis of Presentation”:

The Company presents loans under a number of different captions to align the assets to their associated liabilities, if any. “Loans held for investment at fair value” are loans which are related to the Company’s retail notes, certificates and secured borrowings program. The Company is not exposed to market risk, interest rate risk or credit risk on these loans and all loan cash flows flow directly to the retail note, certificate and secured borrowing owners. The associated liability for this loan category is included in the caption “Notes, certificates and secured borrowings at fair value.” Loans included in “Loans held for investment by the Company at fair value” and “Loans held for sale by the Company at fair value” are loans which the Company has purchased and which the Company earns interest income and records net fair value adjustments in earnings for changes in the valuation of loans.

Investors – Securitizations, page 7

2.
Please provide us and revise future filings to include an enhanced discussion regarding your securitization activities. Your discussion should include, but not be limited to, highlighting the key differences between your new securitization activities and your other structured finance and asset-backed financing options as well as discussing the significance of being able to self-sponsor a securitization.

Response: The Company acknowledges the Staff’s request to include an enhanced discussion regarding the Company’s securitization activities and to explain what each CLUB Certificate represents in “Item 1. Business” in the Company’s Form 10-K for the fiscal year ended December 31, 2017. Previously, the Company highlighted the

United States Securities and Exchange Commission
Division of Corporation Finance
August 14, 2018

key differences between our securitization activities and other structured finance and asset-backed financing options (including CLUB Certificates) in the Company’s Form 10-K for the fiscal year ended December 31, 2017 as part of “Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 6. Securitizations and Variable Interest Entities”. Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, the Company included the following disclosure to enhance the previously mentioned discussion regarding the Company’s securitization activities and to further compare and contrast the product features of a CLUB Certificate to our securitizations, as part of “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”:

The Company securitizes unsecured personal whole loans through asset-backed securitization transactions and the issuance of pass-through securities called CLUB Certificates. In connection with asset-backed securitizations, the Company is the sponsor and establishes securitization trusts to ultimately purchase the loans from the Company and third-party whole loan investors. Securities issued from our asset-backed securitizations are subordinated reflecting the waterfall criteria of loan payments to each security. By being the sponsor for securitization transactions, the Company can manage the completion of the transaction and earn fees from third party participants. The residual interests issued from these transactions are first to absorb credit losses in accordance with the waterfall criteria. In addition, the Company sponsors the sale of unsecured personal whole loans through the issuance of pass-through securities called CLUB Certificates, which are collateralized by loans transferred to a series of a Master Trust. The Company introduced the CLUB Certificate, which is an instrument that trades in the over-the-counter market with a CUSIP which we are expecting to result in more liquidity and demand for our unsecured personal loans. Each owner of a CLUB Certificate has an undivided and equal interest in the underlying loans of each transaction.

The accounting for securitizations and CLUB Certificates is based on a primary beneficiary analysis to determine whether the underlying trusts should be consolidated. If the trust is not consolidated and the transfer of the loans from the Company to the trust meets sale accounting criteria, then the Company will recognize gain or loss on sales of loans. Gain or loss on sales of loans is calculated as the net proceeds received on the sale less the carrying amount of the loans sold. The net proceeds of the sale represent the fair value of any assets obtained or liabilities incurred as part of the transaction, including, but not limited to servicing assets, retained securities, and recourse obligations. The Company enters into a servicing agreement with each applicable trust and holds at least 5% of the securities, CLUB Certificates and residual interests issued by the trusts.

Investors – Club Certificates, page 7

3.
Please provide us and revise your disclosure in future filings to include an enhanced discussion explaining what each CLUB Certificate represents. Compare and contrast the product features of a CLUB Certificate to your securitizations, which typically offer credit cushions through tranching and excess collateral, noting, if true, that a certificate carries no protections other than representations and warranties of the loan originator. Also, enhance your disclosure to expand on the benefits of carrying a CUSIP number.

Response: See the Company’s response to Comment 2 above which addresses the Staff’s request to include an enhanced discussion explaining what each CLUB Certificate represents and the benefits of carrying a CUSIP number. The CLUB Certificate is a “pass-through” security in which each owner has an undivided and equal interest in the underlying loans of each transaction. We confirm that CLUB Certificates do not contain any credit enhancements (or cushions) through tranching, excess collateral provisions, or other methods. Additionally, the Company references its customary representations and warranties in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, as part of “Item 1. Notes to Condensed Consolidated Financial Statements – 7. Securitizations and Variable Interest Entities”:

United States Securities and Exchange Commission
Division of Corporation Finance
August 14, 2018

In connection with these securitizations, as well as our whole loan and CLUB Certificate transactions, we made certain customary representations, warranties and covenants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gain (Loss) on Sales of Loans, page 55

4.
We note your disclosure that the increase in the gain on sales of loans in 2017 was due to gains on sales of loans related to your self-sponsored securitization transactions. We also note disclosure on page 130 that appears to indicate that your self-sponsored securitization activities are on-balance sheet. Please provide us all the facts and circumstances related to the recognition of the gain from your self-sponsored securitization transactions and explain to us how the gain was measured. Please revise future filings to provide additional information as necessary.

Response: The Company acknowledges the Staff’s request for all the facts and circumstances related to the recognition of the gain from the Company’s self-sponsored securitization transactions and to explain how the gain was measured. The recognition of any gain on sale of loans on our self-sponsored securitizations is dependent on the evaluation on whether the securitization trust is consolidated and whether the transfer of loans to the securitization trust qualifies as a sale. A gain on sale of loans on our self-sponsored securitizations is only recognized when the securitization trust is unconsolidated and the transfer qualifies as a sale. The Company self-sponsored four securitizations in 2017 of which the securitization trusts of three securitizations were not consolidated and the transfers of the loans to the securitization trusts met the sale accounting criteria resulting in the Company recognizing a gain on sale of loans. The gain on these three securitizations was measured as the net proceeds received on the sale less the carrying amount of the loans sold.

In contrast, no gain or loss on sale of loans was recognized for one securitization in 2017 because the underlying securitization trust was consolidated. The securitization trust was consolidated because the Company did not sell any of the residual interest certificate to third parties, and the Company was therefore considered the primary beneficiary. However, further in May 2018, the Company sold a significant amount of the residual interest certificate and no longer holds a significant variable interest in this securitization trust. As the result, the Company deconsolidated the securitization trust and recognized a $1.8 million gain, which was recorded in “Gain on sales of loans” in the Company’s Condensed Consolidated Statements of Operations during the second quarter of 2018. This gain was measured in a manner similar to the gain on sale discussed directly above.

Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, the Company updated the following disclosures to explain when the Company recognizes a gain on sale of loans from our self-sponsored securitization transactions, as part of “Item 1. Notes to Condensed Consolidated Financial Statements – 7. Securitizations and Variable Interest Entities”:

Consolidated VIEs

The Company consolidates VIEs when it is deemed to be the primary beneficiary. The primary beneficiary is the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity. A consolidation analysis can generally be performed qualitatively, however if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed.

United States Securities and Exchange Commission
Division of Corporation Finance
August 14, 2018

Unconsolidated VIEs

The Company’s transactions with unconsolidated VIEs include securitizations of unsecured personal whole loans, CLUB Certificate transactions, and sales of whole loans to VIEs. The Company has various forms of involvement with VIEs, including servicing of loans and holding senior or subordinated interests. The Company considers continued involvement in an unconsolidated VIE insignificant if it is the sponsor and servicer but does not hold other significant variable interests. In these instances, the Company’s involvement with the VIE is in the role as an agent and without significant participation in the economics of the VIE.

The Company sponsors securitizations of unsecured personal whole loans through issuances of asset-backed securities, which are collateralized by loans that are contributed by the Company and third parties. In connection with these securitizations, the Company established VIEs to purchase the loans from the Company and third-party whole loan investors and simultaneously transferred the loans to a securitization trust with the transfer accounted for as a sale of financial assets.

In addition to the above noted disclosures, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, the Company discloses how a gain from the sale of financial assets is measured, as part of “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” (see Comment 2 for disclosure).

Consolidated Financial Statements
Consolidated Balance Sheets, page 87

5.
We note that you present notes, certificates and secured borrowings at fair value as a single line item. Please revise future filings to present separately in the balance sheet, or in a note thereto, the components included in notes, certificates and secured borrowings. Please refer to ASC 210-10-S99.22.

Response: The Company acknowledges the Staff’s request to present notes, certificates and secured borrowings at fair value as separate line items in the balance sheet or in a note thereto, the individual components. Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, the Company will present the outstanding balance of notes, certificates and secured borrowings separately in “Item 1. Notes to Condensed Consolidated Financial Statements – 6. Loans Held For Investment, Loans Held For Sale, Notes, Certificates and Secured Borrowings and Loan Servicing Rights” as follows:

The following table provides the outstanding principal balance of notes, certificates and secured borrowings at fair value at the end of the periods indicated (in millions):

		September 30, 2018	December 31, 2017
Notes	$	XXX	$1,211
Certificates		XXX	1,512
Secured borrowings		XXX	232
Total notes, certificates and secured borrowings	$	XXX	$2,955

United States Securities and Exchange Commission
Division of Corporation Finance
August 14, 2018

The Company did present the outstanding principal balance of notes, certificates and secured borrowings separately as individual components in the Company’s Form 10-K for the fiscal year ended December 31, 2017 as part of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Operating and Financial Metrics – Loans Serviced on Our Platform”.

As it relates to the secured borrowing, the Company includes the impact to earnings and terms of the credit support agreement in “Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 14. Secured Borrowings” of the Company’s Form 10-K for the fiscal year ended December 31, 2017.

Notes to Consolidated Financial Statements
Note 5. Loans Held for Investments, Loans Held for Sale, Notes, Certificates and Secured Borrowings, page 109

6.
We note your disclosure on page 109 that there were no associated notes, certificates or secured borrowings for “loans invested in by the Company.” We also note your disclosure on page 130 that secured borrowings of $232.4 million was secured by a principal balance of $242.7 million included in “loans held for investment by the Company.” Please explain to us this apparent contradiction and revise your disclosure in future filings as necessary.

Response: The Company acknowledges the apparent contradiction identified by the Staff. Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, the Company will remove the phrase “by the Company” in the applicable sections of “Item 1. Notes to Condensed Consolidated Financial Statements – 6. Loans Held For Investment, Loans Held For Sale, Notes, Certificates and Secured Borrowings and Loan Servicing Rights” and “Item 1. Notes to Condensed Consolidated Financial Statements – 14. Secured Borrowings” as follows, respectively:

At September 30, 2018, $XXX million of the aggregate principal balance outstanding and a fair value of $XXX million included in “Loans held for investment” were pledged as collateral for secured borrowings. At December 31, 2017, $242.7 million of the aggregate principal balance outstanding and a fair value of $228.1 million included in “Loans held for investment” were pledged as collateral for secured borrowings.

As of September 30, 2018, the fair value of the secured borrowings was $XXX million secured by aggregate outstanding principal balance of $XXX million included in “Loans held for investment at fair value” in the Condensed Consolidated Balance Sheets. As of December 31, 2017, the fair value of the secured borrowings was $232.4 million secured by aggregate outstanding principal balance of $242.7 million included in “Loans held for investment at fair value” in the Condensed Consolidated Balance Sheets.

7.
We note your disclosure on page 110 that the net change in fair value recorded in earnings on “loans invested in by the Company” was ($25.8) million during the year ended December 31, 2017. We also note your disclosure on page 109 that the net fair value adjustments for “loans invested in by the Company” totaled ($16.6) million. Please tell us and revise your disclosure in future filings to clearly explain the difference between these amounts.

Response: The Company acknowledges the Staff’s request for further clarification regarding the difference between the net change in fair value recorded in earnings (page 110) and the net fair value adjustments (page 109). The

United States Securities and Exchange Commission
Division of Corporation Finance
August 14, 2018

($16.6) million net fair value adjustments for loans invested in by the Company (page 109) represent net unrealized losses recorded in earnings on loans invested in by the Company at December 31, 2017. The ($25.8) million net change in fair value recorded in earnings on loans invested in by the Company (page 110) include both net realized losses and changes in net unrealized losses during the fiscal year ended December 31, 2017. Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, the Company included the following disclosure to explain the difference between “net fair value adjustments” and the “total fair value adjustments recorded in earnings”, as part of “Item 1. Notes to Condensed Consolidated Financial Statements – 6. Loans Held For Investment, Loans Held For Sale, Notes, Certificates and Secured Borrowings and Loan Servicing Rights”:

The net fair value adjustments of $(21.7) million and $(16.6) million represent net unrealized losses recorded in earnings on loans invested in by the Company at June 30, 2018 and December 31, 2017, respectively. Total fair value adjustments recorded in earnings on loans invested in by the Company of $(26.5) million and $(55.0) million during the second quarter and first half of 2018, respectively, include net realized losses and changes in net unrealized losses.

Note 6. Securitizations and Variable Interest Entities, page 111

8.
We note your disclosure on page 130 in the 2nd paragraph in the “Payable to Securitization Note and Residual Certificate Holders” section that appears to indicate that the self- sponsored securitization trust is a VIE that you consolidate because you are the primary beneficiary. We also note your disclosure on pages 112 and 113 that discusses securitization VIE’s that are and are not consolidated. Please tell us and revise future filings to provide additional information to more clearly compare and contrast the nature and type of securitization activities that are or are not consolidated.

Response: The Company acknowledges the Staff’s request for additional information that compares and contrasts the nature and type of securitization activities that are or are not consolidated. The securitization trust disclosed on page 130 was consolidated because the Company did not sell any of the residual interest certificate to third parties, and the Company was therefore considered the primary beneficiary. In contrast, the three other securitization VIEs discussed on page 112 and 113 were not consolidated, because the Company does not hold significant variable interests. As a result, the transfers of the loans to the securitization trusts met the sale accounting criteria resulting in the Company recognizing a gain on sale of loans. Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, the Company updated “Item 1. Notes to Condensed Consolidated Financial Statements – 7. Securitizations and Variable Interest Entities” to disclose the nature and type of securitization activities that are or are not consolidated (see Response to Comment 4 above for the updated disclosures).

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United States Securities and Exchange Commission
Division of Corporation Finance
August 14, 2018

Please do not hesitate to call me at 415-632-5603 or Russell Elmer at 415-632-5648 if you have any questions or require additional information.

Very truly yours,

\s\ Thomas W. Casey
Thomas W. Casey
LendingClub Corporation
Chief Financial Officer